UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

PAR PACIFIC HOLDINGS, INC.
(Name of Issuer)

Common stock, $0.01 par value
(Title of Class of Securities)

69888T207
(CUSIP Number)

Mark Strefling
Whitebox Advisors LLC
3033 Excelsior Boulevard
Suite 300
Minneapolis, MN 55416
(612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,125,593 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,125,593 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,125,593 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*
Percent of class is calculated based on 45,790,612 shares of Common Stock issued and outstanding as of May 5, 2017 as reported in the Issuer's Form 10-Q filed on May 10, 2017, and 354,350 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Person's beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox General Partner LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,125,593 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,125,593 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,125,593 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*
Percent of class is calculated based on 45,710,612 shares of Common Stock issued and outstanding as of May 5, 2017 as reported in the Issuer's Form 10-Q filed on May 10, 2017, and 354,350 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Person's beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Multi-Strategy Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,084,739 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,084,739 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,084,739 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*
Percent of class is calculated based on 45,790,612 shares of Common Stock issued and outstanding as of May 5, 2017 as reported in the Issuer's Form 10-Q filed on May 10, 2017, and 163,842 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Person's beneficial ownership.

EXPLANATORY NOTE: This Amendment No. 11 to Schedule 13D ("Amendment No. 11") relates to the common stock, $0.01 par value per share (the "Common Stock") of Par Pacific Holdings, Inc., a Delaware corporation (the "Issuer"), which has its principal executive office at One Memorial Plaza, 800 Gessner Road, Suite 875, Houston, Texas 77024. This Amendment No. 11 amends, as set forth below, the Schedule 13D filed by Whitebox Advisors LLC and certain related parties with respect to the Issuer on September 11, 2012 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed on February 28, 2013, Amendment No. 2 to the Original Schedule 13D filed on October 3, 2013, Amendment No. 3 to the Original Schedule 13D filed on August 27, 2014, Amendment No. 4 to the Original Schedule 13D filed on April 23, 2015, Amendment No. 5 to the Original Schedule 13D filed on August 3, 2015, Amendment No. 6 to the Original Schedule 13D filed on December 8, 2015, Amendment No. 7 to the Original Schedule 13D filed on June 21, 2016, Amendment No. 8 to the Original Schedule 13D filed on August 15, 2016, Amendment No. 9 to the Original Schedule 13D filed on September 13, 2016, and Amendment No. 10 to the Original Schedule 13D filed on December 5, 2016 (collectively, the "Schedule 13D"). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The items of the Schedule 13D are amended as described herein, and only those items amended are reported herein. Unless otherwise stated herein, the Schedule 13D remains in full force and effect.
Item 2.	Identity and Background
Item 2 is hereby amended and restated in its entirety as follows:
(a), (f) This Schedule 13D is being filed jointly by (i) Whitebox Advisors LLC, a Delaware limited liability company ("WA"), (ii) Whitebox General Partner LLC, a Delaware limited liability company ("WB GP"), (iii) Whitebox Multi-Strategy Partners, L.P., a British Virgin Islands limited partnership ("WMP"), and (iv) the names and citizenship of the Executive Officers and Board of WA and the members of the Board of WB GP, are set forth in Exhibit 99.39 and Exhibit 99.40, respectively (collectively, the "Reporting Persons").
(b) The principal business address for each of WA and WB GP is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416.
The principal business address of WMP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110.
The principal business address of the Executive Officers and Board of WA and the members of the Board of WB GP, are set forth in Exhibit 99.39 and Exhibit 99.40, respectively.
(c) WA manages and advises private investment funds, including WMP (the "WA Private Funds").  WB GP serves as general partner of private investment funds, including WMP.  The principal business of WMP is investments.  The principal businesses of the Executive Officers and Board of WA and the members of the Board of WB GP, are set forth in Exhibit 99.39 and Exhibit 99.40, respectively.
(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Except as set forth below in this Item 2(e) none of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
In April 2014, WA received a confidential information inquiry from the Securities and Exchange Commission (the "SEC") in connection with the purchase of shares in a secondary public offering which occurred in 2012.  WA fully cooperated with the SEC and voluntarily reviewed historical trading activity to identify any other potential instances of inadvertent violations of Rule 105 of Regulation M under the Exchange Act ("Rule 105").  Based on this review, WA identified four additional instances in 2011 and 2012 where WA participated in a secondary offering during a restricted period.  All of these instances were voluntarily disclosed to the SEC.  The violations allegedly occurred between January 2011 and June 2012.  Rule 105 generally prohibits purchasing an equity security in a registered follow-on public offering if the purchaser sold short the same security during the shorter of the period: (1) beginning five business days before the pricing of the offered securities and ending with such pricing; or (2) beginning with the initial filing of a registration statement or notification on Form 1-A or Form 1-E and ending with the pricing.

In July 2014, WA voluntarily submitted to an offer of settlement with respect to the five alleged violations of Rule 105, without admitting or denying the SEC's allegations.  The SEC accepted the offer of settlement, and imposed a cease-and-desist order from future violations of Rule 105.  The settlement involved the payment by WA of disgorgement of $788,779, prejudgment interest of $48,553.49 and a civil money penalty of $365,592.83 (for a total of $1,202,925.30) to the U.S. Treasury.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is amended and supplemented as follows (to the extent of any inconsistency between information previously provided by the Reporting Persons in response to Item 4 and the below, the below shall control):
The WA Private Funds, including WMP, have sold certain of their Common Stock.  The sales are set forth in Exhibit 99.37.
WA, WGP and WMP have acquired beneficial ownership of the Common Stock for investment purposes in the ordinary course of their investing activities, and will review their investment in the Issuer on a regular basis.  The Reporting Persons continue to support the Issuer's current management team and its board of directors, and may from time to time have discussions with representatives of the Issuer, including members of its senior management and its Board, and with other significant shareholders regarding potential strategic alternatives and transactions that the Issuer could employ to increase shareholder value and the current trading price of the Common Stock.  The Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management's performance and prospects of the Issuer.
While the Reporting Persons reserve the right to, without limitation, acquire additional Common Shares, the Reporting Persons presently intend to only do so through the acquisition of rights, such as shareholder or pre-emptive rights, pursuant to a pro rata grant to all holders of the same class of equity securities.  The Reporting Persons also intend to dispose of all or some of the Common Shares they currently hold from time to time, in each case, in open market or private transactions, block sales or otherwise.  The Reporting Persons also may continue to hold the Common Shares.  The Reporting Persons have also acquired more Additional Notes as described in Amendment No. 9 to the Original Schedule 13D and may acquire or dispose of Notes in the future.  The Reporting Persons also may continue to hold the Notes.  Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer.
The Reporting Persons have no plans or proposals as of the date of this filing other than as expressly set forth above.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a)          See Items 11 and 13 of the cover pages to this Amendment No. 11 for the aggregate number and percentage of outstanding shares of Common Stock that are beneficially owned by each of the Reporting Persons as of June 8, 2017.  Calculation of the percentages of outstanding shares of Common Stock beneficially owned were based on 45,790,612 shares of Common Stock outstanding, which is the number of Common Stock outstanding that the Issuer reported in the Issuer's Form 10-Q filed on May 10, 2017.  For purposes of these calculations the following number of Common Stock have been included in the number of shares of Common Stock outstanding for the respective Reporting Person(s): (i) the 354,350 shares of Common Stock issuable upon exercise of the Warrants over which WA and WB GP have indirect beneficial ownership; and (ii) the 163,842 shares of Common Stock issuable upon the exercise of the Warrants over which WMP has beneficial ownership.
(b)          See Items 7 through 10 of the cover pages to this Amendment No. 11 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as of June 8, 2017 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.
(c)          The transactions in the Common Stock by the Reporting Persons in the past 60 days are set forth in Exhibit 99.37.  All transactions were conducted in the open market.
(d)          The WA Private Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.
(e)          Not applicable.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is amended and supplemented as follows.
Exhibit No.	Description
99.37	Schedule of Transactions in the Common Stock by the Reporting Persons
99.38	Amended and Restated Joint Filing Agreement, dated June 8, 2017, among the Reporting Persons.
99.39	Executive Officers and Board of Whitebox Advisors LLC
99.40	Board of Whitebox General Partner LLC

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date:  June 8, 2017
WHITEBOX ADVISORS LLC
By:	/s/ Mark Strefling
Mark Strefling
Chief Executive Officer

WHITEBOX GENERAL PARTNER LLC
By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC Chief Executive Officer

WHITEBOX MULTI-STRATEGY PARTNERS, L.P.
By:	Whitebox General Partner, LLC

By:	/s/ Mark Strefling
Mark Strefling Whitebox Advisors LLC Chief Executive Officer

EXHIBIT 99.37
SCHEDULE OF TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS
Schedule of Transactions in Common Stock by Whitebox Advisors LLC and Whitebox General Partner LLC
(on behalf of private funds for which they act as investment adviser and general partner, respectively)

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit

05/10/2017	Common Stock	N/A	9,942	$17.1294
06/01/2017	Common Stock	N/A	23,600	$17.2523
06/02/2017	Common Stock	N/A	66,458	$17.0579
06/05/2017	Common Stock	N/A	62,216	$16.8164
06/05/2017	Common Stock	N/A	83,400	$16.7100

Schedule of Transactions in Common Stock by Whitebox Multi-Strategy Partners, L.P.

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit

06/05/2017	Common Stock	N/A	83,400	$16.7100

EXHIBIT 99.38
AMENDED AND RESTATED JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned parties hereby agrees to file jointly Amendment No. 11 (and any subsequent amendments) to the statement on Schedule 13D with respect to the shares of common stock, $0.01 par value, of Par Pacific Holdings, Inc.
It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe such information is inaccurate. It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Amendment No. 11 to the statement on Schedule 13D, and to any subsequent amendments thereto, filed on behalf of the parties hereto.
Date June 8, 2017
WHITEBOX ADVISORS LLC
By:	/s/ Mark Strefling
Mark Strefling
Chief Executive Officer

WHITEBOX GENERAL PARTNER LLC
By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC Chief Executive Officer

WHITEBOX MULTI-STRATEGY PARTNERS, L.P.
By:	Whitebox General Partner, LLC

By:	/s/ Mark Strefling
Mark Strefling Whitebox Advisors LLC Chief Executive Officer

Exhibit 99.39

EXECUTIVE OFFICERS AND BOARD OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer and board member of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Founding Partner and Board member Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer and Board member Whitebox Advisors LLC	USA
Michael McCormick	280 Park Ave Suite 283 New York, NY 10017	Chief Operating Officer Whitebox Advisors LLC	USA
Elissa Weddle	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Legal Officer Whitebox Advisors LLC	USA
Chris Hardy	280 Park Ave Suite 283 New York, NY 10017	Chief Compliance Officer Whitebox Advisors LLC	USA
Brian Lofton	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer and Board member Whitebox Advisors LLC	USA
Robert Riepe	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA
Kerry Manaster	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Technology Officer Whitebox Advisors LLC	USA

Exhibit 99.40

BOARD OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each board member of Whitebox General Partner LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Founding Partner Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer Whitebox Advisors LLC	USA